Exhibit 99.4

FIRST AMENDING AGREEMENT

(May 27, 2010 Note Purchase Agreement)

THIS FIRST AMENDING AGREEMENT dated as of January 1, 2011 (this “Agreement”) to the Note Agreement dated May 27, 2010 among ARC Resources Ltd. (the “Corporation”) and the Purchasers listed in Schedule A thereto (the “Note Agreement”) pursuant to which the Corporation issued its U.S.$150,000,000 5.36% Senior Notes, Series F, due May 27, 2022 (the “Notes”).

RECITALS:

1.                                                                                    The Corporation has effected a reorganization of ARC Trust and its Subsidiaries on January 1, 2011 in accordance with the provisions of Paragraph 12G(2) of the Note Agreement, all as more fully described in the Plan of Arrangement as defined in the Arrangement Agreement dated November 10, 2010 among ARC Trust, the Corporation and certain Subsidiaries of ARC Trust (as so described, the “Reorganization”).

2.                                                                                      The Corporation is the continuing corporation (by statutory amalgamation under the Business Corporations Act (Alberta)) to ARC Resources Ltd., being the “Corporation” under the Note Agreement, the issuer of the Notes, and a party to certain other Note Documents (as defined below) related thereto (herein referred to as the “Predecessor Company”).

3.                                                                                      The Corporation wishes to confirm its continuing obligations under the Note Agreement, the Notes and such other Note Documents (as hereinafter defined), and the parties hereto wish to effect certain amendments to the Note Documents, all in connection with the Reorganization as provided herein, to take effect on the Effective Date.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Agreement set forth in Article 5 hereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1                               Defined Terms. Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Note Agreement.

1.2                               Sections. The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3                               Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

ARTICLE 2
CONFIRMATION

2.1                               Confirmation.  The Corporation hereby acknowledges and confirms that it continues to be liable for all payment obligations of the Predecessor Company under the Notes, and for all other indebtedness, obligations, covenants, agreements, acknowledgements and other liabilities of the Predecessor Company under the Note Agreement, the Notes and all other Note Documents to which the Predecessor Company was a party immediately prior to the Reorganization.

ARTICLE 3
AMENDMENTS TO NOTE AGREEMENT

3.1                               Financial Statements and Other Information. Paragraph 5A of the Note Agreement is amended by deleting paragraphs 5A(i)B and 5A(ii)B.

3.2                               Required Subordination Agreements.  Paragraph 5R of the Note Agreement is deleted in its entirety.

3.3                               Restricted Royalty, Distribution and Dividend Payments. Paragraph 6C of the Note Agreement is amended by deleting paragraph (ii).

3.4                               Merger; Sale or Disposition of All or Substantially All Assets. Paragraph 6E of the Note Agreement is amended deleting paragraph (v).

3.5                               Change of Business. Paragraph 6I of the Note Agreement is amended by deleting the phrase “, the remittance of Restricted Payments to ARC Trust (directly or indirectly through an Obligor or a Subordination Provider)”.

3.6                               Related Party Transactions and Prohibited Dispositions. Paragraph 6J of the Note Agreement is amended by deleting paragraphs (iii) and (iv).

3.7                               Sale of Shares and Indebtedness of Subsidiaries.  Paragraph 6L of the Note Agreement is amended by deleting the lead in paragraph and replacing it with:

The Corporation will not permit any Obligor/Subsidiary to sell or otherwise dispose of, or part with control of, any shares, warrants or other equity interests of any Obligor/Subsidiary (other than the Corporation) or any Indebtedness of any Obligor/Subsidiary, except:”

3.8                               Events of Default. Paragraph 7A of the Note Agreement is amended by deleting paragraph (xv)  and substituting the following therefor:

(xv)                       any Guarantor ceases at any time to be a wholly-owned direct or indirect Subsidiary of the Corporation;

3.9                               Amendments to Existing Defined Terms. Paragraph 11 of the Note Agreement is amended as follows:

(a)                                 by deleting the definition of “Aggregated” in its entirety and replacing it with the following:

“Aggregated” shall mean the Corporation and its Subsidiaries on a consolidated basis, and “Aggregating” shall have a corresponding meaning.

(b)                                 by deleting the definition of “Obligors/Subsidiaries” in its entirety and replacing it with the following:

“Obligors/Subsidiaries” shall mean the Corporation and each of its Subsidiaries, and “Obligor/Subsidiary” shall mean any one of them.

(c)                                  by deleting the words “Required Lenders” appearing in the penultimate paragraph of clause (2) of Paragraph 11B of the Note Agreement and replacing them with “Required Holders”.

ARTICLE 4
ADDITIONAL TERMS AND COVENANTS

4.1                               Interpretation of Note Documents. As and from the time of completion of the Reorganization, the Note Agreement, each Note, each Guarantee and all other instruments and agreements entered into by an Obligor/Subsidiary for the benefit of the holders of Notes or delivered to the holders of Notes pursuant to any terms of the Note Agreement (collectively, the “Note Documents”) shall be read and interpreted in a manner that ensures that all of the obligations of ARC Trust and its Subsidiaries under the applicable Note Document prior to the implementation of the Reorganization on January 1, 2011 (other than as provided in Section 7.1 hereof) continue as obligations of their respective ultimate successors and assigns following the implementation of the Reorganization on and after January 1, 2011, without interruption and in a manner that takes into account and gives effect to the Reorganization.  Accordingly, from and after January 1, 2011 all provisions of the Note Documents (including the amendments effected hereby) shall be read mutatis mutandis to give effect to the foregoing.  Without limiting the generality of the foregoing, on and after January 1, 2011:

(a)                                 all references in the Note Documents to ARC Trust shall be interpreted as being references to the Corporation as a successor entity to ARC Trust, except in instances where the references to ARC Trust are superfluous, such as references to “the Corporation and ARC Trust”, “the Corporation shall cause ARC Trust” or similar duplicative references, in which case the references to ARC Trust shall be ignored;

(b)                                 all references in the Note Documents to a “Trust Entity” or “Trust Entities” shall be interpreted as being references to an “Obligor/Subsidiary” or “Obligors/Subsidiaries”, respectively;

(c)                                  all references in the Note Documents to a “Subsidiary Guarantor” shall be interpreted as being references to a “Guarantor”;

(d)                                 all references to Subsidiaries of ARC Trust in the Note Documents shall be interpreted as being references to Subsidiaries of the Corporation; and

(e)                                  all references to trust units of ARC Trust in the Note Documents shall be interpreted as being references to common shares in the capital of the Corporation, all references to unitholders of ARC Trust shall be interpreted as being references to shareholders of the Corporation, and all references to unitholders equity of ARC Trust shall be interpreted as being references to shareholders equity of the Corporation.

ARTICLE 5
CONDITIONS PRECEDENT

5.1                               Conditions Precedent. This Agreement shall be effective on January 1, 2011 (the “Effective Date”) provided that all of the following conditions have been met:

(a)                                 this Agreement shall have been executed and delivered by the Corporation and the Required Holders;

(b)                                 the Consent and Acknowledgement of Guarantors substantially in the form attached hereto shall have been executed and delivered by each Guarantor;

(c)                                  an amendment to the Corporation’s amended and restated extendible revolving credit agreement dated August 4, 2010 and to each of the other note purchase agreements to which the Corporation is a party, giving effect to the Reorganization on substantially the same basis as herein provided (including a release of all subordinations agreements executed by an Obligor/Subsidiary in favour of any holder of indebtedness thereunder, and amendments to each guarantee thereunder consistent with the amendments to the Guarantees effected hereby), shall have become effective prior to the date of this Agreement or concurrently herewith;

(d)                                 the Royalty Agreements and Royalty Obligations shall have terminated;

(e)                                  the representations and warranties contained in Article 6 of this Agreement shall be true on and as of the Effective Date;

(f)                                   the Reorganization shall have been completed on the Effective Date as described in the Plan of Arrangement as defined in the Arrangement Agreement dated November 10, 2010 among ARC Trust, the Corporation and certain Subsidiaries of ARC Trust, and in accordance with Paragraph 12G(2) of the Note Agreement

(having regard to the manner in which the Reorganization is being effected); and in particular, the “Corporation” under the Note Agreement on and after the Effective Date is the publicly trading continuing corporation resulting from a statutory amalgamation of the Corporation with certain other wholly-owned Subsidiaries of ARC Trust under the Business Corporations Act (Alberta);

(g)                                  all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the holders, and the holders shall have received all such counterparts or certified or other copies of such documents as they may reasonably request;

(h)                                 the holders shall have received an opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, dated the Effective Date and satisfactory to the Required Holders, acting reasonably, as to the Corporation, each Guarantor that continues as a Guarantor following the Reorganization, the Note Agreement and the Notes, as amended by this Agreement, the Guarantees, as confirmed by the Consent and Acknowledgement of Guarantors referred to in Section 5.1(b)), and as to such other matters as the Required Holders may reasonably request; and

(i)                                     the holders shall have received from Macleod Dixon LLP, who is acting as special counsel for them in connection with this Agreement, an opinion satisfactory to such holders, acting reasonably, as to such matters incident to the matters contemplated in this Agreement as they may reasonably request.

The conditions in Section 5.1 are inserted for the sole benefit of the holders of the Notes and may be waived in whole or in part by an instrument in writing signed by all holders of the Notes.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1                               Representations, Warranties. To induce the holders to execute and deliver this Agreement, the Corporation represents, covenants and warrants to each holder (which representations, covenants and warranties shall survive the execution and delivery of this Agreement) that:

(a)                                 Schedule 6.1(a) hereto contains an organizational chart of the Corporation and its Subsidiaries as at the Effective Date and a complete and correct list of its Subsidiaries as at the Effective Date, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, its predecessor entities in existence as at December 31, 2010 (if applicable), and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Corporation and each Subsidiary;

(b)                                 all of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 6.1(a) as being owned by the Corporation and its Subsidiaries as at the Effective Date have been validly issued, are fully paid and nonassessable and are owned by the Corporation  or another Subsidiary free and clear of any Lien;

(c)                                  as at the Effective Date, each Guarantor identified in Schedule 6.1(a) is a corporation or partnership duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and will be promptly after the Effective Date and thereafter duly qualified as a foreign corporation or partnership and, where legally applicable, in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  As at the Effective Date each such Guarantor has the corporate or partnership power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact;

(d)                                 this Agreement and the Consent and Acknowledgement of Guarantors attached hereto have been duly authorized, executed and delivered by each party thereto other than the holders;

(e)                                  the Note Agreement and each Note, as amended by this Agreement, constitutes a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to creditors rights generally and the discretionary nature of equitable remedies;

(f)                                   the execution, delivery and performance of this Agreement (i) are within the corporate powers of the Corporation; (ii) do not require the authorization, consent or approval of any governmental authority or regulatory body or any agency, department or division of any thereof; (iii) do not and will not (A) contravene or conflict with (1) any law, statute, rule or regulation, (2) any provision of its articles or by-laws, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject, or (4) any term, condition or provision of any indenture, agreement or other instrument to which it or its Subsidiaries is a party or by which it or any of its Subsidiaries’ properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under any indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause 6.1(f);

(g)                                  no Default or Event of Default has occurred and is continuing or existed immediately prior to the Effective Date;

(h)                                 the Reorganization did not and will not result in any unindemnified adverse withholding or other tax consequences in respect of payments to the holders under the Note Documents (after taking into account the Corporation’s indemnification obligations under the Note Documents);

(i)                                     the Reorganization did not result in any change in the ultimate ownership of the business of ARC Energy Trust except for any holders of trust units and Exchangeable Shares who dissented to the Reorganization and will receive cash for the trust units and Exchangeable Shares as a result of such dissent; and

(j)                                    the Reorganization did not and will not have a Material Adverse Effect.

ARTICLE 7
MISCELLANEOUS

7.1                               Global Subordination Agreement. The holders, by executing this Agreement, agree to release and terminate the Global Subordination Agreement effective upon the conditions to the effectiveness of this Agreement set out in Section 5.1 being satisfied and the holders receiving from the Corporation a certificate in form and substance acceptable to the Required Holders certifying that the holders of all other notes issued by the Obligors/Subsidiaries and the lenders under the Bank Facility have also released and terminated all subordination agreements entered into by any Obligor/Subsidiary, among others, in favour of any such holders of Notes and such lenders. If the Global Subordination Agreement is released and terminated as contemplated by this Section 7.1, the parties hereto agree that the Note Agreement shall be deemed to be amended to give effect to such release and termination and to delete all references to the Global Subordination Agreement and all covenants and obligations of the Corporation with respect thereto.

7.2                               Guarantee Amendment.  The holders, by executing this Agreement, agree to the amendments to the Guarantees effected by the Consent and Acknowledgement of Guarantors attached hereto.

7.3                               Agreement Part of Note Agreement.  This Agreement shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.  For certainty, nothing herein shall be construed as a novation of the Notes or the indebtedness or obligations represented thereby or by the Note Agreement as amended by this Agreement, and the terms of the Notes shall not be and shall not be deemed to be, rescinded, converted or substituted.

7.4                               Notices.  Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Note Amendment without making specific reference to this Agreement but nevertheless all such references shall include this Agreement unless the context otherwise requires.

7.5                               Counterparts.  This Agreement may be executed in any number of counterparts, and by facsimile and pdf, all of which together shall constitute one instrument.

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IN WITNESS WHEREOF the undersigned has caused this Agreement to be executed as of the day and year first above written.

ARC RESOURCES LTD.

Per:	(Signed) “Steven Sinclair”
Steven W. Sinclair Senior Vice-President Finance and Chief Financial Officer

Signature Page to

First Amending Agreement

(May 27, 2010 Note Agreement)

The foregoing Agreement is hereby accepted as of the date first above written.

[NOTEHOLDER SIGNATURE PAGES]

Signature Page to

First Amending Agreement

(May 27, 2010 Note Agreement)

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

(First Amending Agreement to May 27, 2010 Note Agreement)

The undersigned Guarantors hereby consent to the terms of the above Agreement and the transactions contemplated thereby and confirm that the guarantees and other security documents granted by each of the undersigned to or for the benefit of the holders of Notes are in full force and effect.  Without limiting the generality of the foregoing, the undersigned acknowledge that “Guaranteed Obligations” (however designated) guaranteed by the undersigned pursuant to the respective guarantees executed by each of the undersigned include, without limitation, all obligations of the Corporation to the holders of Notes under the Note Agreement as so amended, and all Notes now outstanding or hereafter issued under the Note Agreement.  For certainty, each reference to “Note Agreement” or “Note Purchase Agreement” (however designated) in each such guarantee executed by the undersigned shall include the Note Agreement as defined in this Agreement, as amended by this Agreement, and as hereafter further amended, further restated, or supplemented, modified or replaced from time to time.

Each of the undersigned Guarantors hereby agrees that its Guarantee shall be amended by deleting Section 3.11, 3.12 and 3.13 and substituting therefor the following:

3.11                     Postponement of Claims

All indebtedness and liabilities, present and future, of the Corporation to the Guarantor, together with each and every security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Corporation to the Guarantee Beneficiaries, and during the existence of an Event of Default all monies received by the Guarantor from the Corporation shall be received and held by the Guarantor in trust for (i) the holders of the Notes (the “Holders”), (ii) the holders of other senior notes, debentures or similar instruments from time to time issued by the Corporation and ranking pari passu with the Notes (the “Other Noteholders”), and (iii) the lenders under any Bank Credit Agreement (including lenders or their affiliates who enter into swap agreements with the Corporation as contemplated in a Bank Credit Agreement) and ranking pari passu with the Notes (such Holders, the Other Noteholders and lenders, collectively, the “Senior Creditors”) on a proportionate basis, and forthwith upon receipt paid over to the Senior Creditors or their nominee on a proportionate basis until the Corporation’s indebtedness and liabilities to the Senior Creditors, whether matured or unmatured, is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.12                     Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or claim or exercise any right of set-off against the Corporation, or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full.  If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Holders and the Other Noteholders on a proportionate basis, and forthwith upon receipt paid over to the Holders and the Other Noteholders or their nominee on a proportionate basis until the Corporation’s indebtedness and liabilities to the Holders and the Other Noteholders, whether matured or unmatured, is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

3.13                     Filing of Claims in Insolvency

Notwithstanding Sections 3.11 and 3.12, on request by the Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Corporation in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Corporation to the Guarantor, and will hold in trust and assign to the Holders and the Other Noteholders (or their nominee) all of the Guarantor’s rights thereunder.  If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Holders and the Other Noteholders or their nominee and cause a proof of claim to be filed in the Holders’ and the Other Noteholders’ name or the name of their nominee.  In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the person or persons authorized to pay such claim shall be fully authorized and entitled to pay to the Holders and the Other Noteholders or their nominee the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Holders and the Other Noteholders or their nominee all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

Dated as of January 1, 2011.

	ARC RESOURCES GENERAL PARTNERSHIP (formerly named ARC General Partnership No. 1) by its manager ARC RESOURCES LTD.		1504793 ALBERTA LTD.

By:	(Signed) “Steven Sinclair”	By:	(Signed) “Steven Sinclair”
	Steven W. Sinclair Senior Vice-President Finance and Chief Financial Officer		Steven W. Sinclair Senior Vice-President Finance and Chief Financial Officer

Signature Page to

Consent and Acknowledgement of Guarantors for First Amending Agreement

(May 27, 2010 Note Agreement)

2

SCHEDULE 6.1(a) TO FIRST AMENDING AGREEMENT

A.                                    ARC RESOURCES LTD. AND ITS SUBSIDIARIES

Name	Holder of Ownership Interest	Percentage of Ownership	Jurisdiction of Incorporation / Creation

ARC Resources Ltd., successor to the assets and liabilities of ARC Energy Trust, ARC Energy Ltd., ARC Resources Ltd., 1485272 Alberta Ltd. (ExchangeCo), ARC Petroleum Inc. and Smiley Gas Conservation Limited

1504793 Alberta Ltd.	ARC Resources Ltd.	100%	Alberta
ARC Resources General Partnership	ARC Resources Ltd. 1504793 Alberta Ltd.	99.99% 0.01%	Alberta

B.  Organizational Chart of ARC Resources Ltd.